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August 12, 2008	Michael K. Renetzky
312.443.1823
Fax: 312.896.6523
mrenetzky@lockelord.com
VIA EDGAR AND OVERNIGHT MAIL
Mr. Michael L. Kosoff, Esq.
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Federal Life Variable Annuity Account A
Registration Statement on Form N-4
File Nos. 333-147464; 811-02570
Dear Mr. Kosoff:
On behalf of Federal Life Insurance Company (the “Company” or the “Depositor”) and Federal Life Variable Annuity Account A (the “Registrant”), we are pleased to submit this letter in response to the comments you provided to me on August 4, 2008, in connection with the above-referenced Registration Statement on Form N-4 (the “Registration Statement”). This letter should be read in conjunction with Pre-Effective Amendment No. 2 to the Registration Statement on Form N-4 (the “Amendment”), which was filed today with the Commission via EDGAR. For your convenience, we have enclosed a copy of the Amendment marked to show changes to the Registration Statement.
We have set forth below each of the staff’s numbered comments, followed by the response.
1.	Cover Page

Please disclose that, notwithstanding the second sentence of the second paragraph, the prospectus contains all material rights and obligations of an investor in the contract.

Response: The Registration Statement has been revised in response to the staff’s comment. Please see the cover page of the Amendment.
ATLANTA | AUSTIN | CHICAGO | DALLAS | HOUSTON | LONDON | LOS ANGELES | NEW ORLEANS | NEW YORK | SACRAMENTO | WASHINGTON

Michael L. Kosoff, Esq.
Office of Insurance Products
U.S. Securities and Exchange Commission
August 12, 2008

2.	Total Annual Portfolio Operating Expenses (p. 3)
Please revise the Total Annual Portfolio Operating Expenses disclosure to include the underlying fund expenses.
Response: The Registration Statement has been revised in response to the staff’s comments. Please see pages 3 and 4 of the Amendment.
3.	Right to Examine and Cancel (p. 9)
Please disclose that in states that require a refund of premiums, the premium, or the greater of the premium and the contract value, will be refunded.
Response: The Registration Statement has been revised in response to the staff’s comments. Please see page 9 of the Amendment.

4.	Modification of Your Contract (p. 21)
The contract states that the contract can be modified “to comply with changes in applicable law, or otherwise as we deem necessary.” Please provide an example of the modifications contemplated by the phrase “as we deem necessary.”
Response: The Registration Statement has been revised in response to the staff’s comments. Please see page 21 of the Amendment.
If you have any questions regarding these matters or require any additional information, please contact me at 312-443-1823 or my associate Nguyet Chau at 512-305-4767.
Very truly yours,
LOCKE, LORD, BISSELL & LIDDELL LLP
/s/ Michael K. Renetzky
By: Michael K. Renetzky
Enclosure